Exhibit 7.02

MEMORANDUM

Date:	January 23, 2006

To:	Susan Hagen
Bill Hirt

From:	D. Fort Flowers, Jr.

Re:	Director Candidates

I related to you at our meeting last week that Sentinel would like to propose to you two candidates for consideration as directors of the Erie Indemnity Company. I have now secured permission from both to share their resumes with you and to express their interest in seriously considering serving on Erie’s board.

I know that both candidates are individuals of strong integrity who understand and take their board responsibilities very seriously. I also believe that they bring experience and skills that will complement those of other directors. Both are able to provide well-thought-out perspectives, articulate these perspectives appropriately and respond to other’s perspectives with respect.

I have known Lucian Morrison for 13 years. As you can see from his resume (attached), Lucian has over 35 years of fiduciary experience and is recognized as an expert with respect to complex fiduciary matters. He has served as a director of a number of companies, both public and private. I believe that Lucian’s experience as a fiduciary expert will be a benefit to a board that must often deal with complex fiduciary issues. Lucian has served as an independent director on Sentinel’s board since Sentinel’s founding in 1997.

I have known Tom Palmer for 18 years. As you can see from his resume he is a distinguished attorney with experience in many areas of corporate law. You will also note that he is actively engaged in the Toledo community having held many positions including currently being chair of the Toledo – Lucas County Port Authority. He currently serves on the boards of two large private businesses, chairing one. I believe that Tom will bring the board not only his strong legal knowledge and experience, but also his sensitivity to the responsibilities of a significant employer to its local community. I have served as a director of National Lime and Stone with Tom for a number of years.

I understand that neither of you have had an opportunity to review these candidates’ qualifications; however, in the interest of time I am providing a copy of this letter to Pat Garrison-Corbin in order to give her and the Nominating and Governance Committee as much

Memorandum

January 23, 2006

Susan Hagen, Bill Hirt

lead time as possible to consider whether it might be appropriate to include them on the slate they plan to propose to the board on February 1. Of course, Sentinel is only one of three trustees of the H. O. Hirt Trusts, and as such cannot place a name formally before the Committee. I would ask that if at some point you concur with our belief that Lucian and Tom are appropriate candidates to place before the Committee that you will communicate that to both Pat and me.

I look forward to answering any of your questions about either candidate.

Attachments

cc:	Lucian L. Morrison
Thomas W. Palmer
Patricia Garrison-Corbin

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